December 9, 2013

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust II
SEC File Numbers: 811-22878; 333-190593

         Responses to comments on the 485A filing submission number 0001581466-13-000006.

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on September 11, 2013, to the 485A filing submitted on August 13, 2013, with respect to American Independence Funds Trust II (the “Trust”).

Below, please find the response to each comment provided. Included with this correspondence letter is Pre-Effective Amendment #2 for your review. References to page numbers correspond to those pages in the filing.

A.     GENERAL COMMENTS

1.      Comment:  We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The enclosed N-1A/A includes updated information that was omitted in the initial N-1A filing.

2.      Comment:  Please supply the undersigned with copies of your exemptive application and any no-action request the Trust has submitted, or will submit in connection with registration of its shares.  Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange traded fund structure, and, if so, provide the 1940 Act Release number and date of the order.  If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response: We wish to clarify that the Fund is relying on the exemptive orders of the underlying fund(s). The Trust has not and does not intend to obtain its own exemptive order. The Trust has entered, or will enter, into participation agreements with each underlying fund in which it intends to invest in order to rely on the exemptive order of that underlying fund.

3.      Comment:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.  See Office of Investor Education and Assistance, U.S. Securities Exchange Commission, A Plain English Handbook (1998).

Response: Please see the plain English language revisions throughout the filing.

B.     PROSPECTUS – MAR TACTICAL FUNDS

Cover Page

4.      Comment:  Delete the sentence about American Independence Financial Services, LLC being a limited liability company.

Response:  This sentence has been deleted from the cover.

C.     SUMMARY – MAR TACTICAL CONSERVATIVE  GROWTH FUND

Investment Objectives/Goals, Page 3

5.      Comment:  Delete “Goals” from the heading because it is redundant.

Response:   “Goals” has been deleted from the header.

6.      Comment:  The Fund’s objective is not consistent with the Fund’s name:  either “growth” should be replaced by “total return” or the objective should be changed to “growth” or “capital appreciation” as the primary objective.

Response:   The Fund’s name has been changed from the American Independence MAR Tactical Conservative Growth Fund to the American Independence MAR Tactical Conservative Fund. The Fund’s objective has also been changed to the following: “The primary objective of the American Independence MAR Tactical Conservative Fund (the “Fund”) is a high level of total return consistent with a conservative level of risk.” The objective previously stated “The Fund’s objective is to provide the highest total return as is consistent with capital preservation.”

Fees and Expenses of the Fund, Page 3

7.      Comment: Since none of the classes charge a redemption fee, delete the caption “Redemption Fee” from the fee table.

Response:   The table has been changed, deleting “Redemption Fee”.

Principal Strategies, Page 4

8.      Comment:  In the first paragraph, disclose what is meant by “asset classes” and “sector”.

Response:  The Principal Strategies section has been amended to the language below:

“Principal Strategies. The Fund seeks to achieve its investment objective by allocating net assets to four asset classes (equity, fixed income, cash and commodities) and multiple sub-asset classes (subsets of the four asset classes) through investments in exchange-traded funds (“ETFs”) whose underlying investments trade in U.S. and international, both developed and emerging markets, but are listed on U.S. exchanges. The underlying investments of the ETFs will include the following:

➢  Common and preferred stocks of all market capitalizations and investment types (e.g., value and growth) in global markets, including emerging markets, all of which are considered to be sub-asset classes;

➢  Fixed-income securities with varying maturities and credit quality, including high yield securities (commonly known as “junk bonds”), convertible debt, investment grade corporate bonds, asset- and mortgage-backed securities, municipals bonds and both domestic and foreign sovereign debt bonds, including those in emerging markets, all of which are also examples of sub-asset classes; and

➢  Commodities (e.g., gold).”

9.      Comment:  Clarify the disclosure as to how much the Fund’s net assets will be allocated to debt rather than to equity.  The prospectus on page 33 alludes to the Fund’s strategy keeping the probability of negative returns over a one-year period to 5% or less.  This suggests that most of this Fund’s portfolio would be more focused on short-term debt.

Response:  The disclosure has been revised as follows: “The overall asset allocation of the Fund is not fixed. It can and does change significantly over time as the Sub-Adviser decides to re-allocate portions of the portfolio in response to changes in the U.S. and global economy and in various investment markets.”

10.  Comment:  In the second paragraph, briefly describe each step in the “three step approach”.

Response:  The threes step approach has been described under the Principal Strategies. Please see below:

“First, the Sub-Adviser uses its proprietary Macroeconomic Assessment of Risk (“MAR”) analysis to create its forecast of the macroeconomic environment over a one-year time horizon. Second, the Sub-Adviser uses statistical models to establish what impact it believes the macroeconomic environment may have on the risk/return profile and correlations of multiple asset classes and sub-asset classes.  This provides a measure of how these asset classes and sub-asset classes may behave under different macroeconomic scenarios. Third, the Sub-Adviser selects asset classes and sub-asset classes it believes will achieve the highest total return as is consistent with the Fund’s return and downside-risk profile. Finally, the Fund’s portfolio is revised and rebalanced monthly if the expected returns and downside-risk for the current holdings have changed.”

11.  Comment:  In the same paragraph, please render into plain English “portfolio optimizer” and “downside risk management techniques”.  Provide examples of those techniques.

Response:   Please see the revised disclosure provided in the response to Comment #10.

12.  Comment:  If derivatives, short sales, options and futures are part of the Fund’s investment strategy, disclose here and explain how they further the Fund’s objective and strategies.

Response: The Sub-Adviser does not intend to use derivatives, short sales, options or futures as part of the Fund’s objective and investment strategies. Language with respect to derivatives, short sales, options and futures has been removed from the Prospectus.

13.  Comment:   Disclose any criteria as to maturity, duration, or credit quality that the Fund might use with respect to its investments in debt securities or ETF’s that invest in debt securities.

      Response:  Fixed income ETFs held in the portfolio have no specific guidelines and can have exposure to bonds across the entire duration, maturity, and credit quality spectrums, including junk bonds. We have revised this strategy bullet point to the following:

“Fixed-income securities with varying maturities and credit quality, including high yield securities (commonly known as “junk bonds”), convertible debt, investment grade corporate bonds, asset- and mortgage-backed securities, municipals bonds and both domestic and foreign sovereign debt bonds, including those in emerging markets, all of which are also examples of sub-asset classes; and”

Principal Risks, Pages 5-6

14.  Comment:  Please confirm in your response letter that this Fund will not be significantly engaged in transactions in options, futures, or other derivatives.

Response: This Fund will not be significantly engaged in transactions in options, futures or other derivatives. As well, please see the response to Comment #12.

Sub-Adviser, Page 7

15.  Comment:  Please confine the disclosure in the Summary to naming the Sub-Adviser.  Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

Response: References to the Adviser and Sub-Adviser have been amended to include only the name.

D.     SUMMARY – MAR TACTICAL MODERATE  GROWTH FUND

SUMMARY – MAR TACTICAL GROWTH FUND

SUMMARY – MAR TACTICAL AGGRESSIVE GROWTH FUND

16.    Comment:    To the extent that our comments with respect to the MAR Tactical Conservative Fund apply to the same or similar disclosure in the summaries of these other MAR Tactical Funds, please respond to those comments as they pertain to these Funds.

Response: Below, please find the responses to the comments from the Summary for the MAR Tactical Conservative Fund that also apply to the Summaries for the MAR Tactical Moderate Growth Fund, MAR Tactical Growth Fund and MAR Tactical Aggressive Growth Fund:

Investment Objectives/Goals, Pages 8,

5.  Comment: Delete “Goals” from the heading because it is redundant.

Response:   “Goals” has been deleted from the header.

6.   Comment:  The Fund’s objective is not consistent with the Fund’s name:  either “growth” should be replaced by “total return” or the objective should be changed to “growth” or “capital appreciation” as the primary objective.

Response:   Not applicable to these Funds.

Fees and Expenses of the Fund, Pages 9,

7. Comment: Since none of the classes charge a redemption fee, delete the caption “Redemption Fee” from the fee table.

Response:  The table has been changed, deleting “Redemption Fee”.

Principal Strategies, Page 10

8.  Comment: In the first paragraph, disclose what is meant by “asset classes” and “sector”.

 Response:  The Principal Strategies section has been amended to the language below:

“Principal Strategies. The Fund seeks to achieve its investment objective by allocating net assets to four asset classes (equity, fixed income, cash and commodities) and multiple sub-asset classes (subsets of the four asset classes) through investments in exchange-traded funds (“ETFs”) whose underlying investments trade in U.S. and international, both developed and emerging markets, but are listed on U.S. exchanges. The underlying investments of the ETFs will include the following:

➢    Common and preferred stocks of all market capitalizations and investment types (e.g., value and growth) in global markets, including emerging markets, all of which are considered to be sub-asset classes;

➢    Fixed-income securities with varying maturities and credit quality, including high yield securities (commonly known as “junk bonds”), convertible debt, investment grade corporate bonds, asset- and mortgage-backed securities, municipals bonds and both domestic and foreign sovereign debt bonds, including those in emerging markets, all of which are also examples of sub-asset classes; and

➢    Commodities (e.g., gold).”

9.  Comment: Clarify the disclosure as to how much the Fund’s net assets will be allocated to debt rather than to equity.  The prospectus on page 33 alludes to the Fund’s strategy keeping the probability of negative returns over a one-year period to 10%, 15% and 20% or less for the MAR Tactical Moderate Growth Fund, MAR Tactical Growth Fund and MAR Tactical Aggressive Growth Fund, respectively.

Response: The disclosure has been revised as follows: “The overall asset allocation of the Fund is not fixed. It can and does change significantly over time as the Sub-Adviser decides to re-allocate portions of the portfolio in response to changes in the U.S. and global economy and in various investment markets.”

10. Comment: In the second paragraph, briefly describe each step in the “three step approach”.

Response: The threes step approach has been described under the Principal Strategies for each Fund. Please see below:

“First, the Sub-Adviser uses its proprietary Macroeconomic Assessment of Risk (“MAR”) analysis to create its forecast of the macroeconomic environment over a one-year time horizon. Second, the Sub-Adviser uses statistical models to establish what impact it believes the macroeconomic environment may have on the risk/return profile and correlations of multiple asset classes and sub-asset classes.  This provides a measure of how these asset classes and sub-asset classes may behave under different macroeconomic scenarios. Third, the Sub-Adviser selects asset classes and sub-asset classes it believes will achieve the highest total return as is consistent with the Fund’s return and downside-risk profile. Finally, the Fund’s portfolio is revised and rebalanced monthly if the expected returns and downside-risk for the current holdings have changed.”

11. Comment: In the same paragraph, please render into plain English “portfolio optimizer” and “downside risk management techniques”.  Provide examples of those techniques.

Response: Please see the revised disclosure provided in the response to Comment #10.

12. Comment: If derivatives, short sales, options and futures are part of the Fund’s investment strategy, disclose here and explain how they further the Fund’s objective and strategies.

Response: The Sub-Adviser does not intend to use derivatives, short sales, options or futures as part of the Fund’s objective and investment strategies. Language with respect to derivatives, short sales, options and futures has been removed from the Prospectus.

13. Comment:  Disclose any criteria as to maturity, duration, or credit quality that the Fund might use with respect to its investments in debt securities or ETF’s that invest in debt securities.

Response: Fixed income ETFs held in the portfolio have no specific guidelines and can have exposure to bonds across the entire duration, maturity, and credit quality spectrums, including junk bonds. We have revised this strategy bullet point to the following:

“Fixed-income securities with varying maturities and credit quality, including high yield securities (commonly known as “junk bonds”), convertible debt, investment grade corporate bonds, asset- and mortgage-backed securities, municipals bonds and both domestic and foreign sovereign debt bonds, including those in emerging markets, all of which are also examples of sub-asset classes; and”

Principal Risks, Pages 11-13

14. Comment: Please confirm in your response letter that this Fund will not be significantly engaged in transactions in options, futures, or other derivatives.

Response: This Fund will not be significantly engaged in transactions in options, futures or other derivatives. As well, please see the response to Comment #12.

Sub-Adviser, Page 13

15. Comment: Please confine the disclosure in the Summary to naming the Sub-Adviser.  Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

Response:  References to the Adviser and Sub-Adviser have been amended to include only the name.

Principal Strategies

17.  Comment:  The disclosure under “Principal Strategies” for all four MAR Tactical Funds is identical and insufficiently descriptive.  We suggest that the disclosure be revised and clarified to better distinguish the Funds from one another in order to assist the readers of this joint prospectus in deciding which Fund is appropriate for their particular investment and goals risk tolerances.

Response: Language has been added to clarify the difference amongst the four American Independence MAR Tactical Funds. In the current Prospectus draft, the fifth paragraph under Principal Strategies in each Fund includes a clarifying sentence as shown below:

American Independence MAR Tactical Conservative Fund: The American Independence MAR Tactical Conservative Fund seeks to have a lower amount of relative risk than the other American Independence MAR Tactical Funds — the American Independence MAR Tactical Moderate Growth Fund, American Independence MAR Growth Fund and American Independence MAR Tactical Aggressive Growth Fund.

American Independence MAR Tactical Moderate Growth Fund: The American Independence MAR Tactical Moderate Growth Fund seeks to have less risk relative to the American Independence MAR Tactical Growth Fund and American Independence MAR Tactical Aggressive Growth Fund, but seeks to have a greater amount of risk relative to the American Independence MAR Tactical Conservative Fund.

American Independence MAR Tactical Growth Fund: American Independence MAR Tactical Growth Fund seeks to have a greater than moderate amount of risk relative to the American Independence MAR Tactical Conservative Fund and the American Independence MAR Tactical Moderate Growth Fund, but seeks to have less risk relative to the American Independence MAR Tactical Aggressive Growth Fund.

American Independence MAR Tactical Aggressive Growth Fund: The American Independence MAR Tactical Aggressive Growth Fund seeks to have the greatest amount of risk relative to the other American Independence MAR Tactical Funds – the American Independence MAR Tactical Conservative Fund, American Independence MAR Tactical Moderate Growth Fund, and American Independence MAR Tactical Growth Fund.

E.     MORE ABOUT THE FUNDS

CFTC Regulatory Consideration, page 27

18.  Comment:   If the Funds will invest in derivatives, this should be disclosed in the Summaries and in the rest of the prospectus, taking into account the observations from this Division:  Letter to the Investment Company Institute re:  Derivatives-Related Disclosures by Investment Companies (July 30, 201) available at the Commission’s website, www.sec.gov.

Response:   The Funds do not intend to invest in derivatives; therefore, we have removed any language regarding derivatives from the Prospectus.

Investment Strategy, Page 27

19.  Comment:  Expand the disclosure to list the “asset classes” in which the Funds allocate its net assets unless the categories listed in the first paragraph are considered to be “asset classes”.  If this is the case, change the disclosure in the Summaries which refer to domestic and international equities fixed-income, etc. as “markets”.  Are “Markets” and “asset classes” meant to be synonymous?  Please clarify your terminology.

Response:   The first paragraph has been amended and now reads as follows:

“Each Fund intends to achieve its investment objective(s) by allocating net assets to four asset classes (equity, fixed income, cash and commodities) and multiple sub-asset classes (subsets of the four asset classes) through investments in exchange-traded funds (“ETFs”) whose underlying investments trade in U.S. and international, both developed and emerging markets, but are listed on U.S. exchanges. Investments of the ETFs will include the following: (1) common and preferred stocks of all market capitalizations and investment types (e.g., value and growth, which are examples of sub-asset classes); (2) fixed-income securities with varying maturities and credit quality, including high yield securities (commonly known as “junk bonds”), convertible debt, investment grade corporate bonds, asset- and mortgage-backed securities, municipals bonds, and both domestic and foreign sovereign debt bonds, all of which are also examples of sub-asset classes; and (3) commodities (e.g., gold).

In addition, each Fund treats cash equivalents as an asset class and has the ability to fully invest in cash or cash equivalents as a potential defense against volatile market downturns.”

Funds Management, Page 32

20.  Comment:  Change “Gross Fee” to “Fee”.

Response: “Gross Fee” has been changed to “Fee”.

Prior Performance of the Sub-Adviser, Pages 33-35

21.  Comment:  Disclose that the standardized SEC method was not used to calculate the performance data and state that the method used differs from the standardized SEC method.

Response: We have amended the last sentence in the sixth paragraph to the following:

“Returns stated below are in compliance with Global Investment Performance Standards (GIPS®), which differs from the Securities and Exchange Commission's standardized method of calculating performance, and may produce different results.”

22.  Comment:  Please explain to the staff what is meant by the MAR 6 Composite being composed of client accounts that are managed “so that the probability of negative returns over a one-year period is 5% or less and the asset allocation of these accounts is optimized in U.S. dollars.”  Please explain how this is appropriate in view of the requirement in no-action letters such as Nicholas-Applegate Mutual Funds (pub. Avail. August 6, 1996) that prior performance information generally includes the performance of all accounts with “substantially similar” objectives, policies, and strategies.  Were any accounts with substantially similar objectives, policies, and strategies excluded from the Composite performance because they did not have a probability of negative returns of 5% or less?  If so did these excluded accounts have higher or lower total returns than those included in the Composite?  Could the exclusion of these accounts cause the Composite performance to be misleading?  The current disclosure also may give the misleading impression that “5% or less” is predictive of future performance or a guarantee of a limit on losses.

Response:  Each composite managed by the Sub-Adviser includes accounts in that composite strategy with a specific minimum size and were not excluded from that composite because of the performance of that account. The MAR 6 Composite is managed in a conservative risk-averse manner so that the probability of negative returns for a one-year period is 5% or less. The other strategies increase in probability and therefore take on greater risk. The manager uses its proprietary asset allocation model to position each composite based on the level of risk (conservative through aggressive). Each portfolio within the respective composite is managed in the same manner.

23.  Comment:   In your response letter, please advise the staff on why it is appropriate to include in the performance those periods prior to May 1, 2008 when the composite asset allocation was implemented through the use of sub-advisors rather than through ETF’s.

Response:  We have revised the performance tables to only include the performance in each strategy from the commencement date of when such strategy began to invest in ETFs only without the use of any sub-advisors.

For MAR 6 the inception date is April 30, 2008.

For MAR 8 the inception date is October 31, 2007.

For MAR 10 the strategy began using only ETFs on April 30, 2008. The performance date ends July 31, 2010 and restarts on February 28, 2011.

For MAR 12 the inception date is December 13, 2011.

24.  Comment:  Please inform the staff in your response letter which “broad-based securities market index” the Funds intend to use as their benchmark index.  The mix of three indices described in the sixth paragraph may not be an “appropriate broad-based securities market index” for purposes of Item 4(b)(2)(iii) or Item 27(b)(7) of Form N-1A.

Response: We intend to use the MSCI All Country World Index as the primary benchmark for the American Independence MAR Tactical funds.

25.  Comment:    The sixth paragraph states that the highest management fees were deducted to arrive at net returns.  Please further disclose that all other expenses were also deducted.  (Custodian expenses may be excluded).

Response:  The following sentence has been added to the fourth paragraph: “Net and gross composite returns are calculated net of investment trading expenses and underlying fund costs.”

F.      PROSPECTUS FOR LAFFER DIVIDEND GROWTH FUND

26.  Comment:   To the extent that our comments with respect to the MAR Tactical Funds apply to the same or similar disclosure in the prospectus of this Fund, please respond to those comments as they pertain to this Fund.

Response: Below, please find the responses to the comments from the MAR Tactical Funds that also apply to the American Independence Laffer Dividend Growth Fund (omitted items 6, 8-13, 14, and 16-25 are not applicable to the American Independence Laffer Dividend Growth Fund):

Cover Page

4.  Comment: Delete the sentence about American Independence Financial Services, LLC being a limited liability company.

Response:  This sentence has been deleted from the cover.

Investment Objectives/Goals, Page 3

5.  Comment: Delete “Goals” from the heading because it is redundant.

Response:   “Goals” has been deleted from the header.

Fees and Expenses of the Fund, Page 3

7. Comment: Since none of the classes charge a redemption fee, delete the caption “Redemption Fee” from the fee table.

Response:   The “Redemption Fee” caption has been deleted from the fee table.

Sub-Adviser, Page 7

15. Comment: Please confine the disclosure in the Summary to naming the Sub-Adviser.  Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

Response: The “Portfolio Management” section of the Summary has been amended to only listing the names of the Adviser and Sub-Adviser.

Investment Objectives/Goals, Page 3

27.  Comment:   “Dividend growth” in the Fund’s name suggests an objective of increasing income over time.  The objective should be reworded to convey this dynamic aspect of “dividend growth.”

Response:  The Fund’s objectives have been revised to state the following:

The primary objective of the American Independence Laffer Dividend Growth Fund (the “Fund”) is to generate a competitive total return by investing in a diversified portfolio of U.S. listed equity securities that offer an attractive combination of yield and the opportunity for growing dividends. The Fund’s secondary objective is capital appreciation through stock price appreciation.

Principal Strategies, Page 4

28.  Comment:   Please clarify the disclosure’s reference to securities with “target benchmarks of the S&P 500 Index and the Down Jones Select Dividend Index.”  Stocks do not have “target benchmarks” unless they are closed-end funds, ETF’s, hedge funds, or the like.  Does the Fund intend to invest in such entities?  If so, it should clearly disclose its intention to do so and describe them, as well as explain its “fund of funds” policy.  If the disclosure is simply an allusion to the Fund’s use of these Indices as its own target benchmarks, please revise the disclosure to make this clear.

Response:  The Fund does not intend to invest in other funds. The Fund’s “Principal Strategies” section has been clarified and now states as follows:

“The Fund invests in a concentrated, but diversified, portfolio of U.S. equity securities that provide investors with both an attractive level of dividend yield relative to the yield of the S&P 500 Index and that offer the opportunity for growing dividends.

Under normal market conditions, the Fund intends to invest in the following manner:

➢  At least 90% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in U.S. equity dividend-paying securities with market capitalizations greater than $800 million.

➢  To enhance yield, the Fund may invest up to 60% in publicly-traded, high yielding equity securities, such as Real Estate Investment Trusts (“REITs”), Master Limited Partnerships (“MLPs”) and Business Development Companies (“BDCs”).”

Principal Risks, Pages 5-6

29.  Comment:   Does the “Interest Rate and Duration Risk” belong in this Fund Summary?  This Fund will be 90% invested in dividend-paying equity securities rather than debt securities.  Please explain to the staff in your response letter your basis for assuming that dividend-paying securities react in the same way to changes in interest rates as debt securities.

Response:  The “Interest Rate and Duration Risk” is not an applicable principal risk and therefore, has been removed from the Fund’s Prospectus.

30.  Comment:   Disclose that most BDCs are illiquid and are therefore subject to the Fund’s limitation on illiquid investments.  Disclose the extent to which an active secondary market for BDCs exists.

Response:  The following has been added to the “Principal Risks” section in the Fund’s Summary:

“Liquidity Risk. The Fund may invest to a greater degree in securities or instruments that trade in lower volumes and may make investments that are less liquid than other investments. Also, the Fund may invest in securities that may become less liquid in response to market developments or adverse investor perceptions. Investments that are illiquid or that trade in lower volumes may be more difficult to value. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities.

Because the Fund may invest in mid- and small-capitalization stocks, BDCs, MLPs and REITs, it may be especially subject to the risk that, during certain periods, the liquidity of particular issuers or industries, or all securities within a particular investment category, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. While the Fund reserves the right to meet redemption requests through in-kind distributions, the Fund may instead choose to raise cash to meet redemption requests through sales of portfolio securities or permissible borrowings. If the Fund is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may adversely affect the Fund’s net asset value (“NAV”).  The Adviser will determine the liquidity of such investments pursuant to guidelines established by the Board. If a particular investment in an ADR, global depositary receipt (“GDR”), MLP, BDC or REIT is deemed illiquid, that investment will be included within the Fund’s limitation on investment in illiquid securities.”

G.    STATEMENT OF ADDITIONAL INFORMATION – MAR TACTICAL FUNDS

The Investment Policies, Practices And Related Risks Of The Fund

31.  Comment:  Change “Fund” in the heading to “Funds.”

Response: We have changed to “Funds” in the heading.

32.  Comment:  Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  We have reviewed the information in both the Prospectus and SAI and believe that the definitive draft of the SAI contains nothing material that is not already disclosed on the Prospectus that would affect either of the Funds’ performance, price volatility or level of risk, or influence an investor’s decision.

H.    STATEMENT OF ADDITIONAL INFORMATION – LAFFER DIVIDEND GROWTH FUND

The Investment Policies, Practices And Related Risks Of The Fund

33.  Comment:  Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  We have reviewed the disclosure in both the Prospectus and SAI and believe that the definitive draft of the SAI does not contain any investments and practices that may materially affect the performance of the Fund or the decision of an investor to purchase shares and therefore, such disclosure does not need to be added to the Prospectus.

*     *     *     *     *     *     *     *     *

We acknowledge the following:

a)      that the Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

b)      that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

c)      that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

d)      the Trust and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust II

18632867.4.BUSINESS